FORM 11-K

                                  UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549
(Mark One)
                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended: December 31,1999

                                       OR

              [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
             For the transition period from: ____________ to ____________
                       Commission file number:  1-13754

                       THE ALLMERICA FINANCIAL EMPLOYEES'
                          401(K) MATCHED SAVINGS PLAN
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
                (Exact name of registrant as specified in its charter)

                Delaware                             04-3263626
     (State or other jurisdiction of              (I.R.S. Employer
      incorporation or organization)           Identification Number)

              440 Lincoln Street, Worcester, Massachusetts  01653
                    (Address of principal executive offices)
                                    (Zip Code)

                                  (508) 855-1000
                 (Registrant's telephone number, including area code)

         _________________________________________________________________
          (Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Employees' 401(k) Matched
Savings Plan
Financial Statements
and Additional Information
December 31, 1999 and 1998

The Allmerica Financial Employees' 401(k) Matched Savings Plan
December 31, 1999 and 1998



TABLE OF CONTENTS




Report of Independent Accountants                                        1
Statements of Net Assets Available for Benefits                          2
Statements of Changes in Net Assets Available for Benefits               3
Notes to Financial Statements                                            4




Additional Information*




Schedule H - Schedule of Assets Held for Investment Purposes             9





* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

                      Report of Independent Accountants




To the Participants and Administrator of The Allmerica Financial Employees'
401(k) Matched Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Employees' 401(k) Matched Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 23, 2000

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Net Assets Available for Benefits
At December 31,

[CAPTION]

                                                   1999              1998
                                               -----------       ------------
Assets
Investments with First Allmerica Financial
  Life Insurance Company:

    Investments, at fair value:
      Separate Investment Accounts:
        Growth Stock Fund                      $101,038,030 *    $ 79,225,504
        Indexed Stock Fund                       74,632,640 *      60,362,381
        Balanced Fund                            24,228,468 *      27,882,238
        Select Aggressive Growth Fund            23,804,002 *      16,349,548
        Select Growth Fund                       12,907,004         5,620,251
        Select International Equity Fund         12,547,824         9,188,256
        Diversified Bond Fund                    10,833,023        11,848,424
        Money Market Fund                         8,689,519         6,392,558
        Government Securities Fund                2,822,469         2,869,685
        Select Capital Appreciation Fund          2,480,330           888,109
                                                -----------       -----------
                                                273,983,309       220,626,954

    Investments, at contract value:
      Fixed Interest Fund                       125,348,751 *     119,031,272

    Participant Loans                            10,826,506        10,000,945

    Other                                           474,497           458,464
                                                -----------       -----------
                                                410,633,063       350,117,635

Investments with Allmerica Trust
  Company, N.A.:

    Allmerica Financial Corporation
      Stock Fund, at fair value                  50,707,870 *      58,510,974
                                                -----------       -----------

Net assets available for benefits              $461,340,933      $408,628,609
                                                ===========       ===========

* Amount represents five percent or more of net assets available for benefits at December 31, 1999.


  The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,

[CAPTION]

                                               1999                1998
                                          -------------       -------------
Investment income:
  Net appreciation (depreciation) of:
    Separate Investment Accounts          $  49,369,252       $  34,632,676
    Allmerica Financial Corporation
      Stock Fund                             (2,279,898)          8,030,802
  Interest and dividend income                8,403,436           7,895,949
                                           ------------        ------------
                                             55,492,790          50,559,427
                                           ------------        ------------

Contributions:
  Employer contributions                      5,837,379           5,617,912
  Employee contributions                     20,717,873          18,548,531
                                           ------------        ------------
                                             26,555,252          24,166,443
                                           ------------        ------------

  Total additions                            82,048,042          74,725,870
                                           ------------        ------------

Benefit payments                            (29,356,085)        (27,431,367)
Loan fees                                          -                (71,469)
Purchase of life insurance and
  annuity contracts                              20,367              20,398
                                           ------------        ------------
  Total deductions                          (29,335,718)        (27,482,438)
                                           ------------        ------------

Net increase during year                     52,712,324          47,243,432

Net assets available for benefits,
  beginning of year                         408,628,609         361,385,177
                                           ------------        ------------
Net assets available for benefits,
  end of year                              $461,340,933        $408,628,609
                                           ============        ============


The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements


NOTE 1 - Description of plan

The following description of The Allmerica Financial Employees' 401(k) Matched Savings Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for eligible employees of First Allmerica Financial Life Insurance Company ("FAFLIC," "the Sponsor," or "Company"), a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee of the Plan is Investors Bank and Trust Company. The Plan's assets are held by the Sponsor and Allmerica Trust Company, N.A., a related party.

On January 1, 1999, the Plan changed its recordkeeper from Allmerica Financial Services to Hewitt Associates LLC.

Eligibility

Employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

The Plan has a 401(k) match provision. Employees are eligible to receive matching contributions in the Plan on the first day of the calendar month following completion of one year of service, as defined by the Plan document. Under this provision, the amount of the match is determined by Company performance at the discretion of the Sponsor's Board of Directors and is announced at the beginning of each year. Employer contributions are 100% vested to the participant immediately upon receipt. In 1999 and 1998, the matching contribution rate was 50 cents on every dollar up to the first 6% of compensation contributed to the Plan by a participant. These contributions are allocated to the same investment vehicles as the employee contributions. In addition, the Board of Directors may require that all matching contributions be made to the AFC Stock Fund. However, this restriction was not imposed during the 1999 or 1998 plan year.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements


NOTE 1 - Description of plan (continued)

Reallocated forfeitures

Prior to 1995, employer profit sharing contributions were subject to a 5-year vesting schedule. Forfeitures of these employer contributions related to nonvested terminated employees are accumulated until reallocated to eligible participants of the Plan at the Plan Administrator's discretion. Upon such election, previously forfeited amounts are used to offset employer-matching contributions in the current year. In 1999 and 1998, no such amounts were utilized. During 1999 and 1998, nonvested amounts forfeited to the Plan were $511 and $2,130, respectively, and relate to contributions made prior to 1995.

Participant accounts

Active participants in the Plan are eligible to make 401(k) contributions through the use of a salary reduction plan up to a maximum of $10,000 in 1999 and 1998.

As directed by participant election, all contributions may be invested in the Fixed Fund, the Separate Investment Accounts of the Sponsor, or the AFC Stock Fund held with Allmerica Trust Company, N. A..

All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Participant loans

Loans made to active participants are secured by the vested portion of the participant's account up to the limit as defined in the Plan document.
Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all combined plans of the Company. Loan fees are no longer charged to employees as of January 1, 1999. During 1998, employees were charged a loan origination fee based on the duration of the loan ($30 per year up to a maximum of $120) which was paid to the Sponsor. Interest income in the Separate Investment Accounts primarily reflects interest on participant loans. Included in interest income in the Fixed Fund is interest earned on participant loans of $230,528 and $278,855 in 1999 and 1998, respectively. Included in interest income in the AFC Stock Fund is interest earned on participant loans of $52,129 and $41,555 in 1999 and 1998, respectively.

Distributions and vesting provisions

Vested account balances become payable upon retirement, death, or separation from service (including disability) as defined in the Plan document.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements


NOTE 1 - Description of plan (continued)

A participant's account balance becomes 100% vested upon his or her death, or becoming totally and permanently disabled or upon attaining normal retirement age (age 65). In addition, a participant's 401(k) account, including the employer matching contribution, the employer profit sharing contribution equal to 2% of participant earnings (contributed for plan years 1994 and prior), the rollover account, the after-tax voluntary contribution account and the tax deductible voluntary contribution account are 100% vested. The employer profit sharing contributions (contributed for the plan years 1994 and prior), other than the 2% allocated to the 401(k) account become vested as follows:

[CAPTION]

                                       Vested Percentage of
  Completed Years of Service         Regular Account Balance
----------------------------         -----------------------
               1                                 0%
               2                                25%
               3                                50%
               4                                75%
               5                               100%


The amounts vested at December 31, 1999 and 1998 were $450,039,930 and $396,673,120, respectively.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements


NOTE 2 - Significant accounting policies (continued)

Valuation of investments

The Fixed Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rate was 6.00% for monies invested in 1999 and 1998.

The investment contracts held by the Fixed Fund of the Plan are fully benefit-responsive and are therefore exempt from application under the provisions of Statement of Position 94-4 "Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans". As such, these investments are recorded at contract value, which approximates fair value at December 31, 1999 and 1998.

The Separate Investment Accounts are pooled investment accounts established as funding vehicles for qualified corporate retirement programs administered by the Sponsor. Separate Investment Account funds are segregated into accounts with specific investment objectives. Investments in Separate Investment Accounts are stated at current value based on the market value of the underlying securities as determined by the Sponsor, primarily through the use of quoted prices. The investment returns of the Separate Investment Accounts of the Sponsor were as follows:

[CAPTION]

                                       Year Ended             Year Ended
Separate Investment Account        December 31, 1999       December 31, 1998
---------------------------        -----------------       -----------------
Growth Stock                             29.19 %                  19.49%
Diversified Bond                         (0.21)%                   8.43%
Money Market                              5.43 %                   5.81%
Indexed Stock                            20.91 %                  29.01%
Government Securities                     0.80 %                   8.46%
Balanced                                 (0.19)%                   9.29%
Select Aggressive Growth                 39.94 %                  11.59%
Select International Equity              33.01 %                  17.67%
Select Capital Appreciation              26.61 %                  15.07%
Select Growth Fund                       30.89 %                  36.63%


Due to participant-directed investment activity, actual investment returns experienced by the Plan may differ from those of the Sponsor's Separate Investment Accounts.

The AFC Stock Fund is a collective trust established by Allmerica Trust Company, N.A. (a wholly-owned subsidiary of AFC). The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. The investment return for 1999 and 1998 was (4.52)% and 17.27%, respectively.

Purchases and sales of securities are accounted for as of the trade date.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements


NOTE 2 - Significant accounting policies (continued)

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

Administrative expenses

The Sponsor paid all of the expenses incurred in the administration of the Plan.

NOTE 3 - Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated November 9, 1995, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

By a letter dated November 20, 1997, the Department of Labor (the "Department") notified the Company, that as a result of an examination of the Plan, it had concluded that the Plan might have violated several provisions of ERISA. Without admitting any liability, FAFLIC and the Department have reached a settlement which did not have a significant impact to the Plan or the Sponsor.

NOTE 4 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and nonforfeitable and be either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant's option.

NOTE 5 - Significant transactions

On October 6, 1999, Allmerica Financial Corporation entered into an agreement with Great-West Life and Annuity Insurance Company of Denver (Great-West), which provides for the sale of the Company's group life and health business effective March 1, 2000. As a result of this sale, a certain number of Plan participants will become employees of Great-West.
The Plan assets of the affected participants will be transferred to a Great-West 401(k) plan during 2000.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Item 10, Form 5500 - Schedule of Assets Held for Investment Purposes
Schedule H
At December 31, 1999

[CAPTION]

   Identity of                  Description         Shares or    Contract or
      Issue                   of Investments          Units     Current Value
----------------------   -----------------------    ---------   -------------
Investments with
First Allmerica
Financial Life
Insurance Company:**

Fixed Fund              Interest rates at 6.00%                 $125,348,751*

Separate Investment
  Accounts:

Growth Stock Fund       Diversified portfolio
                        of common stocks            4,319,304    101,038,030*

Diversified Bond Fund   Long term fixed income
                        securities                  1,024,651     10,833,023

Money Market Fund       Money market instruments
                        maturing in 1 year or
                        less                        2,035,111      8,689,519

Indexed Stock Fund      Common stocks which
                        comprise S&P 500
                        Composite Stock Index       8,638,537     74,632,640*

Government Securities   Debt instruments and
  Fund                  mortgage backed
                        securities guaranteed
                        by the U.S.
                        Government or its
                        affiliates                    164,726      2,822,469

Balanced Fund           Diversified portfolio
                        balanced in
                        traditional stocks,
                        bonds and cash
                        equivalents                   968,988     24,228,468*

Select Aggressive       Speculative portfolio
  Growth Fund           of equities of small to
                        medium-sized emerging
                        growth companies              812,127     23,804,002*

Select International    Portfolio of equities
  Equity Fund           of established non-
                        U.S. companies
                        expected to benefit
                        from global economic
                        trends                        539,455     12,547,824

Select Capital          Portfolio of common
  Appreciation Fund     stocks of industries
                        and companies in a
                        favorable competitive
                        environment and
                        regulatory climate            154,568      2,480,330


The Allmerica Financial Employees' 401(k) Matched Savings Plan
Item 10, Form 5500 - Schedule of Assets Held for Investment Purposes Schedule H (continued)
At December 31, 1999


[CAPTION]


   Identity of                Description           Shares or    Contract or
      Issue                  of Investments           Units     Current Value
----------------------   -----------------------    ---------   -------------
Investments with
First Allmerica
Financial Life
Insurance Company:**
(continued)

Select Growth Fund       Diversified portfolio
                         comprised primarily
                         of common stocks             685,314   $ 12,907,004

Participant loans        Interest rates from
                         7.0% to 11.0%                            10,826,506

Other assets             Individual annuities
                         and cash surrender
                         values purchased from
                         First Allmerica
                         Financial Life
                         Insurance Company **                        474,497

Investments with
Allmerica Trust
Company, N.A.:**

AFC Stock Fund           Common stock traded
                         on the New York Stock
                         Exchange and cash
                         equivalents                  908,336     50,707,870*
                                                                 -----------

Total Investments                                               $461,340,933
                                                                 ===========



**   Represents party-in-interest.
*    Amount represents five percent or more of net assets available for benefits.


                                    SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        THE ALLMERICA FINANCIAL EMPLOYEES'
                           401(K) MATCHED SAVINGS PLAN
                        ----------------------------------
                                  (Name of Plan)

                        /s/  Bruce C. Anderson
                        ______________________________________________
                        Plan Administrator: First Allmerica Financial Life Insurance Company by Bruce C. Anderson Vice President

                        ______________________________________________
                        June 23, 2000

Exhibit Index
Exhibit 23.1    Consent of Independent Accountants

                                        Exhibit 23.1

                             CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-576) of Allmerica Financial Corporation of our report dated June 23, 2000 relating to the financial statements of The Allmerica Financial Employees' 401(k) Matched Savings Plan for the year ended December 31, 1999, which appears in this Form 11-K.


/s/  PricewaterhouseCoopers
___________________________
PricewaterhouseCoopers LLP
Boston, Massachusetts
June 23, 2000